UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 26, 2016, Husky Energy issued a press release announcing that President and CEO Asim Ghosh will be retiring effective December 5, 2016. Rob Peabody, Husky’s Chief Operating Officer since 2006, has been appointed President and CEO and will join the Board of Directors effective December 5, 2016. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: October 26, 2016		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Announces CEO Asim Ghosh Transition Plan and Retirement

Chief Operating Officer Rob Peabody appointed President and Chief Executive Officer and to the Board of Directors

Calgary, Alberta (October 26, 2016) – Husky Energy today announced that President and CEO Asim Ghosh will be retiring effective December 5, 2016. Ghosh will remain on the Board of Directors.

“For the past seven years Asim has brought his extensive business experience and tremendous leadership abilities to bear in reshaping and positioning Husky for a new energy era,” said Board Co-Chairmen Victor Li and Canning Fok.

“His work to rejuvenate Husky and strengthen the balance sheet has placed the Company on an exceptionally strong financial footing. His disciplined focus on delivery and strategic clarity continues to produce significant results. We deeply appreciate his commitment and his broader contributions to the industry and the community.”

Rob Peabody, Husky’s Chief Operating Officer since 2006, has been appointed President and CEO and will join the Board of Directors effective December 5, 2016.

“Rob’s proven business acumen and track record of execution will guide Husky in its next phase of growth,” added the Co-Chairs.

Peabody started his career in Canada and has worked internationally with leadership roles in every segment of the business, including senior positions in exploration and production, Midstream and Downstream.

“As a result of our ongoing efforts to lower our costs, increase our productivity and with our strong foundation and resilient portfolio, we are confident that we are well positioned to further grow our higher quality production,” said Peabody.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob Knowles Manager, Investor Relations Husky Energy Inc. 587-747-2116	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602